Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     April 6, 2015

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re: AB Cap Fund, Inc. (AB Concentrated International Growth Portfolio) Post-Effective Amendment No. 182
           File Nos. 2-29901 and 811-01716


Dear Mr. Oh:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AB Concentrated International Growth Portfolio (the "Fund"), as provided orally to Anna C. Leist of this office on March 23, 2015. The Staff's comments and our responses are discussed below.

Prospectus
----------

General Comments
----------------

Comment 1:      If the Registrant intends to distribute a Summary Prospectus with the next post-effective amendment, please provide the Staff with a draft of the Rule 498(b)(1)(v) legend that the Registrant intends to use with the Summary Prospectus.

Response:       The Summary Prospectus of the Fund will contain the following legend:

                Before you invest, you may want to review the Fund's Prospectus, which contains more information about the Fund and its risks. The Fund's Prospectus dated [__________] and Statement of Additional Information ("SAI") dated [_________] are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund's Prospectus and other information about the Fund, go to http://www.ABglobal.com/links/mf, email a request to prorequest@ABglobal.com, call (800) 227-4618, or ask any financial advisor, bank, or broker-dealer who offers shares of the Fund. Unless otherwise noted, page number references refer to the current Prospectus for this Fund.

Comment 2:      Please confirm to the Staff that the Registrant will comply with the requirement to file an interactive data filing as required by Form N-1A.

Response:       The Registrant confirms that it will make an interactive data filing as required by Form N-1A.

Comment 3:      Please ensure that the facing sheet of the Fund's next
                post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:       The facing sheet of the Registrant's next post-effective
                amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 4:      Please provide the former name of the Fund on the cover of the
                Prospectus.

Response:        We are not including the former name of the Fund
                ("AllianceBernstein Concentrated Global Growth Fund") on the cover of the Prospectus because the Fund has not commenced operations or been offered for sale, and, therefore, has no shareholders who will know the Fund by its former name.

Comment 5:      Please provide the exchange ticker symbols for each class of the
                Fund on the cover of the Prospectus.

Response:       We will revise the Prospectus in response to this comment.

Summary Information
-------------------

Comment 6a:     Fees and Expenses of the Fund: Please define "SAI" prior to its first use in the fee table narrative.

Response:       We will revise the Prospectus in response to this comment.

Comment 6b:     Fees and Expenses of the Fund - Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:       The line item in the table is intended to highlight a fee that is not charged by the Fund in contrast to other mutual funds with such a fee. The Fund wishes to retain this disclosure.

Comment 6c:     Fees and Expenses of the Fund- Fee Waiver and/or Expense
                Reimbursement: Please confirm that only the Fund's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Response:       The Registrant confirms that only the Fund's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 6d:     Fees and Expenses of the Fund- Example: Please explain why the
                Fund has not included 5- and 10-year values in the expense example.

Response:       The Fund has not included 5- and 10-year values in the expense
                Example because the Fund is a "New Fund" as defined in Form
                N-1A, and may omit such values pursuant to Instruction 6(a) of
                Item 3 of Form N-1A.

Comment 6e:     Fees and Expenses of the Fund- Example: The values provided in the Example should reflect any redemption fees. Please revise the footnote accordingly.

Response:       We will revise the Prospectus in response to this comment.

Comment 7a:     Objectives and Principal Strategies: Because this is a "global"
                fund, provide disclosure regarding how the Fund will invest its assets, including whether the Fund primarily invests in non-U.S.
                companies or invests at least 40% of its assets in non-U.S.
                companies.

Response:       We will revise the disclosure to state that the Fund will, under normal circumstances, invest at least 40%, and normally substantially more, of its net assets in securities of non-U.S. companies. In addition, the disclosure will continue to provide that the Fund will, under normal circumstances, invest in companies in at least three countries other than the United States.

Comment 7b:     Principal Strategies: Please disclose in this section the method in which the Adviser determines whether a country is an emerging market.

Response:       The Fund believes that the emerging market countries reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. In any event, we will include certain additional information about emerging markets in the "Additional Information about the Fund's Risks and Investments" section of the Prospectus.

Comment 7c:     Principal Strategies: Please confirm to the Staff whether
                investments in currency related derivatives will constitute a principal investment strategy of the Fund. If such investments constitute a principal investment strategy, please expand the description of such investments in the Summary and include applicable risks in the Principal Risks. If such investments do not constitute a principal investment strategy of the Fund please delete any applicable disclosure.

Response:       The Registrant does not believe that investments in currency related derivatives will constitute a principal strategy of the Fund. However, because the Fund will invest in securities denominated in foreign currencies as part of its principal strategies, the Fund views whether it will generally engage in currency hedging through investments in currency related derivatives as a material fact relating to the principal strategies. Consequently, we have not revised the Prospectus in response to this comment.

Comment 7d:     Risks Summary: "Focused portfolio risk" should be changed to
                "non-diversification risk."

Response:       "Focused portfolio risk" refers to the risk of investing in a limited number of companies. Whether or not the Fund is diversified as defined in the 1940 Act is a separate issue and is not determined solely by the number of companies in which the fund invests. The "Principal Strategies" section of the Prospectus discloses that the Fund is "non-diversified" in compliance with Item 4(b)(1)(iv) of Form N-1A. We will revise the Principal Strategies section of the Prospectus to clarify that the Fund will both generally invest in a limited number of companies and be non-diversified as that term is defined in the 1940 Act. We will revise the "focused portfolio risk" in the "Principal Risks" section to also specifically address non-diversification.

Comment 8a:     Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since Inception".
                Please make this same change in the "Management of the Fund" section.

Response:       We will revise the Prospectus in response to this comment.

Comment 8b:     Portfolio Managers: Dev Chakrabarti replaced James Tierney as portfolio manager of the Fund in the latest filing. Please provide the date and month that Mr. Chakrabarti began his service as portfolio manager of the Fund.

Response:       We have not revised the Prospectus in response to this comment since the Fund has not commenced operations and, hence, there has been no change in portfolio managers.

Additional Information About the Fund's Risks and Investments
-------------------------------------------------------------

Comment 9a:     Please revise the caption and the first paragraph of this
                section to clarify whether disclosure in this section discusses
                Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal
                Strategies and/or Risks first.

Response:       The Fund will revise the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Fund's investments and strategies, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus."
                This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 9b:     Please confirm that all Principal Strategies and Principal Risks discussed in the Summary section are more fully described in this section. Also, confirm that such disclosure in this section is also discussed in the Summary section.

Response:       Consistent with General Instruction C.3(a) noted above, all
                Principal Strategies and Principal Risks in the Summary Section are not necessarily more fully described in this section.
                Similarly, disclosure in this section is not also discussed in the Summary section.

Comment 10a:    Additional Risk and Other Considerations. Revise the
                introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks.

Response:       See response to Comment 9a.

Comment 10b:    Additional Risk and Other Considerations--Portfolio Holdings: If
                a description of the Fund policies and procedures with respect to the disclosure of the Fund's portfolio securities is available also on the Fund's website, that fact should be disclosed.

Response:       We have not revised the Prospectus in response to this comment because a description of the Fund's policies and procedures
                (separate from the Statement of Additional Information ("SAI")) with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

Management of the Fund
----------------------

Comment 11:     Please provide the disclosure required by Item 10(a)(1)(iii) of
                Form N-1A, which requires a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:       We will revise the Prospectus in response to this comment.

Comment 12a:    Performance of Similarly Managed Accounts. Please confirm and disclose to the Staff that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser and not just the current investment team of the Fund.

Response:       The Fund confirms that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser.

Comment 12b:    Performance of Similarly Managed Accounts Disclosure on the
                Adviser's calculation of the investment performance, as copied below, has been removed in the latest filing. Please replace this disclosure or explain why it has been removed.

                The Adviser has calculated the investment performance of the Similarly Managed Accounts on a trade-date basis. Income has been accrued daily and cash flows weighted daily. Composite investment performance for the Funds has been determined on an asset-weighted basis. New accounts are included in the composite investment performance computations at the beginning of the quarter following the initial contribution. The total returns set forth below are calculated using a method that links the monthly return amounts for the disclosed periods, resulting in a time-weighted rate of return. Other methods of computing the investment performance of the Similarly Managed Accounts may produce different results, and the results for different periods may vary.

Response:       The disclosure noted in the Comment was removed from the
                Prospectus in response to a comment given by the Staff to Post-Effective Amendment No. 149, as provided orally to Joanne
                A. Skerrett of this office on May 6, 2014 by Ms. Deborah O'Neal
                Johnson (the "May 6 Comment"). The May 6 Comment stated:
                "Consider simplifying the disclosure in the fourth paragraph that describes the Adviser's calculation method. (The section can be revised to include a statement that the Adviser uses a method that is different from the method used by the SEC.)." The
                Prospectus disclosure was revised in response to the May 6
                Comment to delete the above paragraph and state: "The performance was not calculated pursuant to the methodology established by the Commission that will be used to calculate the Fund's performance."

Financial Highlights
--------------------

Comment 13:     Please confirm the accuracy of the narrative provided and
                revise, if necessary.

Response:       The Fund confirms that financial highlights information is not available because the Fund has not yet commenced operations.
                Consequently, we have not revised the Prospectus in response to this comment.

Back Cover
----------

Comment 14:     Disclose the additional information required by Form N-1A on the back cover by Item 1(b).

Response:       We will revise the Prospectus in response to this comment.

Statement of Additional Information ("SAI")
-------------------------------------------

Comment 15:     Cover page. Provide the date of the Prospectus for the Small Cap
                Value Portfolio.

Response:       While the date of the Prospectus for the Small Cap Value
                Portfolio is disclosed in the SAI, Post Effective Amendment No.
                182 discloses on its facing page that the Amendment relates solely to the Fund. In any event, the final SAI for the Fund will present information on the Fund only.

Comment 16:     Fundamental and Non-Fundamental Investment Policies: Please
                provide additional disclosure relating to the Investment Company
                Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:       The Fund believes the disclosure appropriately reflects the
                Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors and has not revised the SAI in response to this comment.

Comment 17:     Management of the Fund--Board of Directors Information and
                Officer Information: Please confirm the accuracy of the information provided in the Board of Directors and Officers tables. For example, the Board of Directors table previously disclosed that Gary L. Moody was a director of Greenbacker
                Renewable Energy Company LLC from August 2013 until January
                2014, but that disclosure has been removed in the latest filing to state that he held no other public company directorships during the past five years. Please replace this disclosure, if accurate.

Response:       We will revise the SAI in response to this comment.

Comment 18:     As applicable, please include all information required for Item
                18(a) and Item 18(b) of Form N-1A.

Response:       We will revise the SAI to disclose that as of the date of the
                SAI, shares of the Fund are held solely by the Adviser.

Comment 19:     Management of the Fund--Additional Information About the
                Portfolio Managers: Please provide information as of a date that is in compliance with Instruction 1 to Item 20(a) of Form N-1A.

Response:       We will revise the SAI in response to this comment.

Comment 20:     Please delete disclosure relating to Frequent Trading in the SAI that is already provided in the Fund's Prospectus. Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:       We wish to retain this disclosure in both the Prospectus and SAI and have not revised the SAI in response to this comment.

Comment 21:     Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:       The Tandy representations are provided herein.

                                     * * *

      We have been authorized to acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                            Sincerely,

                                                            /s/ Anna C. Leist
                                                            -----------------
                                                                Anna C. Leist


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.